MODVANS, INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Modvans, Inc.
Ventura, California

Opinion

We have audited the financial statements of Modvans, Inc. which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Modvans, Inc. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Modvans, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Modvans, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GoSun, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Modvans Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 4, 2022
Los Angeles, California

MODVANS INC.

BALANCE SHEETS

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	15,993	$	110,507
Inventory		333,958		469,500
Prepaids and other current assets		322,549		252,711
Total current assets		**672,500**		**832,718**
Property and equipment, net		350,984		95,414
Total assets	**$**	**1,023,484**	**$**	**928,131**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities:				
Accrued expenses	$	35,680	$	19,648
Deferred revenue		543,350		295,035
Current portion of SBA loan		39,231		39,231
Due to shareholders		121,887		58,121
Total current liabilities		**740,147**		**412,034**
SBA Loan		188,430		275,209
SAFE investment		-		100,000
Loan payable		8,121		13,929
Total liabilities		**936,698**		**801,172**
STOCKHOLDERS' EQUITY (DEFICIT)				
Preferred Stock		8		-
Common Stock - Class A		160		160
Common Stock - Class B		50		50
Paid in Capital		3,672,590		1,966,100
Equity Issuance Cost		(99,176)		(99,176)
Accumulated Deficit		(3,486,847)		(1,740,175)
Total stockholders' equity (deficit)		**86,786**		**126,959**
Total liabilities and stockholders' equity (deficit)	**$**	**1,023,484**	**$**	**928,131**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	3,504,390	$	2,941,465
Cost of goods sold		4,023,830		3,081,075
Gross profit (loss)		(519,440)		(139,610)
Operating expenses				
General and administrative		1,229,698		679,658
Research and development		16,994		-
Sales and marketing		151,134		135,886
Total operating expenses		1,397,826		815,544
Operating loss		(1,917,266)		(955,154)
Other (income) expense				
Other income		(195,913)		-
Interest expense		25,319		17,900
Loss before provision for income taxes		(1,746,672)		(973,054)
Provision/(Benefit) for income taxes		-		-
Net Loss	$	**(1,746,672)**	$	**(973,054)**

See accompanying notes to financial statements.

MODVANS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For Fiscal Year Ended December 31, 2021 and 2020

(in $USD)	Preferred Stock		Common Stock - Class A		Common Stock - Class B		Aditional Paid in Capital	Equity Issuance Cost	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—December 31, 2019	-	$ -	1,600,000	$ 160	131,967	$ 14	$ 705,809	$ (28,022)	$ (758,120)	$ (80,159)
Debt to equity conversion	-	-	-	-	4,201	-	24,996	-	-	24,996
Issuance of Class B shares	-	-	-	-	360,032	36	1,164,140	-	-	1,164,176
Equity issuance costs	-	-	-	-	-	-	71,154	(71,154)	-	-
Dividends	-	-	-	-	-	-	-	-	(9,000)	(9,000)
Net loss	-	-	-	-	-	-	-	-	(973,054)	(973,054)
Balance—December 31, 2020	-	$ -	1,600,000	$ 160	496,200	$ 50	$ 1,966,100	$ (99,176)	$ (1,740,175)	$ 126,959
Issuance of Class B shares	-	-	-	-	5,995	-	806,499	-	-	806,499
Conversion of SAFEs	83,620	8	-	-	-	-	899,992	-	-	900,000
Net loss	-	-	-	-	-	-	-	-	(1,746,672)	(1,746,672)
Balance—December 31, 2021	83,620	$ 8	1,600,000	$ 160	502,195	$ 50	$ 3,672,590	$ (99,176)	$ (3,486,847)	$ 86,786

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(1,746,672)	$	(973,054)
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation of property		36,259		23,962
Stock-based compensation		464,749		566,316
Other income - PPP forgiveness		(195,909)		-
Changes in operating assets and liabilities:				
Inventory		135,542		(210,403)
Prepaid expenses and other current assets		(317,817)		(182,455)
Accrued expenses		16,032		11,916
Deferred revenue		248,316		43,081
Net cash used in operating activities		**(1,359,500)**		**(720,637)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(43,854)		(88,811)
Net cash used in investing activities		**(43,854)**		**(88,811)**
CASH FLOW FROM FINANCING ACTIVITIES				
Due to shareholders		63,765		49,000
SBA loans		109,130		74,322
Loan repayments		(5,808)		(5,807)
SAFE investments		800,000		100,000
Issuance of common shares, net of issuance costs		341,752		597,860
Dividends		-		(9,000)
Net cash provided by financing activities		**1,308,839**		**806,375**
Change in cash		(94,514)		(3,074)
Cash—beginning of year		110,507		113,581
Cash—end of year	$	**15,993**	$	**110,507**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Conversion of debt into common stock	$	-	$	24,996
Conversion of SAFEs into preferred stock	$	900,000	$	-
Demo vans	$	247,976	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

WebTez Inc. was formed on February 15, 2012 ("Inception") in the State of Georgia. The financial statements of WebTez Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ventura, California.

WebTez Inc. doing business as ModVans, operates as a recreational vehicle (RV) manufacturer. The Company manufactures a recreational vehicle (RV) model under the name CV1. The model includes features, such as a solar charging system, a pure sine wave inverter/chassis generator, an extra-large two burner propane stove, a deep undermount sink, a three cubic foot high efficiency, a compressor based refrigerator, a toilet with a privacy closet, a dedicated house battery system, a BTU rooftop air conditioner, an electric heater, a propane heater, a LED lighting system, propane system, a fresh water system, and black water.

On August 23, 2021, the Company filed for reincorporation under the State of Delaware and filed a Certificate of Merger with Modvans Inc., a Delaware corporation. As a result, Modvans Inc. became the surviving corporation.

2.   SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Inventory

Inventory consists primarily of parts, materials and vehicles in process but not yet delivered to the customer.   Inventory is recorded at the lower of cost or market, using a standard costing and specific identification method. As of December 31, 2021, and 2020, inventory was $333,958 and $469,500, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Laguna CNC Router	7 years
Tools and equipment	3 - 5 years
Furniture and fixtures	5 years
Vehicle	5 years
Demon vans	7 years
Leasehold improvements	Shorter of useful life or lease term

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

The Company recognizes revenue from the sale of recreational vehicle models when the vehicle has been delivered to the customer and the Company has satisfied its performance obligation. The Company records deferred revenue for any customer deposits received but the model has not yet been delivered. As of December 31, 2021, and 2020, the Company had deferred revenue of $545,250 and $295,035, respectively.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 4, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted.

We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Newtek SBA Escrow	$ 63,048	$ 63,048
Chassis	255,795	179,380
Insurance	386	3,021
Dues and memberships	3,320	7,262
Total Prepaids Expenses and Other Current Assets	$ 322,549	$ 252,711

Prepaid Chassis represents chassis parts purchased for vehicles that have not yet been delivered.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of:

As of Year Ended December 31,	2021	2020
Laguna CNC Router	$ 21,792	$ 21,792
Demo vans	247,976	-
Tools and equipment	108,726	83,692
Furnitures and fixtures	19,069	10,674
Vehicles	21,925	11,500
Leasehold improvements	14,234	14,234
Property and Equipment, at Cost	433,721	141,891
Accumulated depreciation	(82,737)	(46,478)
Property and Equipment, Net	$ 350,984	$ 95,414

During the year ended December 31, 2021, the Company incurred $247,976 to build demo vans.

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 totaled $36,259 and $23,962, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Preferred Stock

Upon the reincorporation to a Delaware company, the Company has authorized the issuance of 1,000,000 shares of Preferred Stock at $0.0001 par value. Of this amount, 100,000 shares were designated as Series Seed Preferred Stock.

On September 30, 2021, the Company filed a Certificate of Designation of its Series Seed Preferred Stock, at which point all the Company's outstanding SAFE notes (see Note 6) were automatically converted into 83,620 shares of Preferred Stock.

Common Stock

The Company has authorized the issuance of two classes of shares with $0.0001 par value that consists of 1,600,000 shares of Class A Voting Common Stock and 900,000 shares of Class B Non-Voting Common Stock. As of December 31, 2021, 1,600,000 shares of Class A Common Stock are issued and outstanding for a consideration of $160.

As of December 31, 2021, and 2020, 502,195 shares and 496,200 shares of Class B Common Stock are issued and outstanding.

In 2021, the Company issued 19,651 shares of Class B Common Stock pursuant to a Regulation CF campaign for net proceeds of $341,752. In 2020, the Company issued 177,032 shares of Class B Common Stock pursuant to a Regulation CF campaign for net proceeds of $863,809.

During the years ended December 31, 2021, and 2020, a shareholder converted debt of $0 and $24,996for 4,201 and 1,260 shares of Class B Common Stock, respectively.

During the years ended December 31, 2021, and 2020, the Company granted 21,050 and 243,400 restricted shares of Class B Common Stock to employees, respectively. During 2021, 34,706 shares were forfeited. As of December 31, 2021, 186,339 shares had vested. The Company recorded stock-based compensation expense of $464,769 and $566,316 based on the vested shares and the grant-date fair value of common stock ($5.95 for 2019 and 2020 grants, $11.00 for 2021 grants). In 2021, $280,319 was included in cost of goods sold and $184,450 was included in general and administrative expenses in the statements of operations. In 2020, $358,562 was included in cost of goods sold and $207,754 was included in general and administrative expenses in the statements of operations. As of December 31, 2021, unrecognized compensation cost for unvested shares was $545,644.

Rights and Preferences

Dividend rights - Holders of the Preferred Stock, in preference to the holders of the Company's Common Stock, are entitled to receive, when and if declared by the Board of Directors, cash dividends as defined in the Articles. The dividends are payable only when declared by the Board of Directors and are non-cumulative.

Liquidation preference - Upon a liquidation event, as defined in the Articles, before any distribution or payment is made to the holders of the Company's Common Stock, the holders of the Company's Preferred Stock are entitled to an amount equal to the original issue price, plus all declared and unpaid dividends. Upon payment of the full liquidation preference, the remaining assets will be distributed to the holders of Common Shares and Preferred Shares, on an as converted to Common Stock basis.

Conversion rights - The Preferred Stock shares are convertible, at the option of the holder, into shares of the Company's Common Stock, based on the conversion rate, as defined in the articles. As of December 31, 2021, the Preferred Stock was convertible into one share of Common Stock.

Voting rights - The holders of the Company's Preferred Stock shall have one vote per share held on an as converted to Common Stock basis.

6.   DEBT

SBA Loan

The Company signed a long-term loan with Newtek on November 21, 2017, and matures in ten years. The loan is a Small Business Administration guaranteed loan in the amount of $280,000. The loan has a fluctuating rate calculated on the Prime Rate (as posted in the Wall Street Journal as of the first business day of the month in which SBA receives the application) plus 2.75%. The rate will be adjusted on a quarterly basis on the first day of each calendar quarter, beginning the first calendar quarter following the loan closing. The following is a summary of principal maturities of long-term debt during the next five years. As of December 31, 2021, and 2020, the loan has an outstanding balance of $227,661 and $238,331, respectively. The following is a schedule of future maturities:

	2022	2023	2024	2025	2026	2027
SBA Loan #PLP 12958970-04	$39,231	$39,231	$39,231	$39,231	$39,231	$31,507

PPP Loan

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $76,109, pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven in 2021 based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.

In March 2021, the Company received a 2nd PPP Loan for an aggregate principal amount of $119,800 under the same terms as the first PPP Loan.

In August and December 2021, both PPP Loans received notification of full forgiveness, and accordingly the Company recorded a gain of forgiveness of $195,909 as other income in the statements of operations.

Loan Payable

In June 2019, the Company financed an equipment purchase with a loan. During 2021 and 2020, the Company made repayments, including interest, totaling $5,808 and $5,807, respectively. As of December 31, 2021, and 2020, the outstanding balance was $8,121 and $13,929, respectively.

SAFE Investment

During 2020, the Company entered into a Simple Agreement for Future Equity ("SAFE") for a purchase amount of $100,000. In 2021, the Company entered into additional SAFEs for an aggregate purchase amount of $800,000.

The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation cap of $13,500,000 to $23,500,000. If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares equal to the greater of a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest cash price per share of the Standard Preferred Stock, or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The SAFE Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (valuation cap dividend by the number of dilutive shares outstanding) if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the holder of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price.

In 2021, all outstanding SAFEs were converted into 83,620 shares of Preferred Stock upon the Company's filing of its Certificate of Designation.

7.   INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021 and 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ 521,207	$ 290,359
Valuation Allowance	(521,207)	(290,359)
Net Provision for income tax	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2021, the Company had net operating loss ("NOL") carryforwards of approximately $3,390,000. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

8.   RELATED PARTY

As of December 31, 2018, the Company has loans from its shareholders in the total amount of $80,000. During 2019, the Company made repayments of $38,387 and one noteholder converted $7,497 of debt for shares of Common Stock. During 2020, a shareholder made additional loans of $49,000 and a noteholder converted $24,996 of debt for shares of Common Stock. During 2021, a shareholder made additional advances totaling $63,765. As of December 31, 2021, and 2020, the outstanding balance of the shareholders loans are $121,887 and $58,121, respectively. The loans do not accrue any interest.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On February 7, 2020, the Company signed a commercial single-tenant lease agreement with Silvas Investments LLC for a monthly based rent in the amount of $7,220 in 2021. The agreement expires in February 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

As of Year Ended December 31, 2021		
2022	$	76,437
2023		12,740
Total future minimum operating lease payments	$	89,177

Rent expenses for the fiscal years 2021 and 2020 were $95,640 and $66,443, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 4, 2022, which is the date the financial statements were available to be issued.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has an accumulated deficit of $3,486,847 as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties